HUDSON LTD.
4 NEW SQUARE
BEDFONT LAKES
FELTHAM, MIDDLESEX TW14 8HA
UNITED KINGDOM

2019 ANNUAL GENERAL MEETING

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on May 3, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903 (USA)
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on May 3, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, USA. Only votes received by 11:59 P.M. ET on May 3, 2019 will be considered.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E69042-P22134

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HUDSON LTD.

2019 ANNUAL GENERAL MEETING

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. To elect James Cohen as a Class II Director for a 3-year term.	☐	☐	☐
2. To elect Mary J. Steele Guilfoile as a Class II Director for a 3-year term.	☐	☐	☐
3. To elect James E. Skinner as a Class II Director for a 3-year term.	☐	☐	☐
4. To appoint Ernst & Young AG as our independent registered public accounting firm for the fiscal year ending 31 December 2019.	☐	☐	☐
5. To authorize the Audit Committee to fix the remuneration of Ernst & Young AG.	☐	☐	☐

For address changes, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for Hudson Ltd.'s 2019 Annual General Meeting:
The Notice and Proxy Statement and 2018 Annual Report on Form 20-F are available at www.proxyvote.com.

E69043-P22134

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF HUDSON LTD.

The undersigned hereby appoints Julián Díaz González and Pascal Duclos, or either of them, as proxies, each with power to appoint his substitute, as proxy and attorney-in-fact and hereby authorizes each of them to represent and vote, as provided on the other side, all shares of Hudson Ltd. which the undersigned is entitled to vote and, in his discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of the Company to be held on May 7, 2019 in London, United Kingdom or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED AND RECEIVED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSALS 1, 2 AND 3 AND FOR PROPOSALS 4 AND 5, AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued and to be marked, dated and signed, on the other side)